[ELLORA ENERGY INC. LETTERHEAD]

April 17, 2009

Via Edgar

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Mail Stop 7010

100 F Street, NE

Washington, D.C.  20549-7010

Re:	Ellora Energy Inc.
Registration Statement on Form S-1
Filed November 3, 2006
Last Amended July 21, 2008
File No. 333-138442

Dear Mr. Schwall:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the “Act”), Ellora Energy Inc., a Delaware corporation (the “Registrant”), hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, Commission File No. 333-138442 (the “Registration Statement”).  The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on November 3, 2006.

The Registrant hereby confirms that the Registration Statement was not declared effective by the Commission, and no securities have been sold pursuant to the Registration Statement. Accordingly, the Registrant respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible.  The Registrant also requests in accordance with Rule 457(p) promulgated under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use for the Registrant’s account.

If you have any questions regarding this application for withdrawal, please contact our counsel, Kirk Tucker at (713) 951-5805.

Sincerely,

/s/ T. Scott Martin

T. Scott Martin
President and Chief Executive Officer
Ellora Energy Inc.

cc:	Kirk Tucker, Thompson & Knight LLP